Exhibit 10.1
July 18, 2017

PERSONAL AND CONFIDENTIAL

Ron Winowiecki
[address]

Dear Ron:

Confirming our discussion, this letter outlines the new terms associated with your ongoing role as the Acting CFO of Perrigo (the “Company”). These terms have been approved by the Company’s Board of Directors.

I.	Effective Date: 27 February 2017

II.	Reporting to: Chief Executive Officer

III.	Job Title: Acting Chief Financial Officer

IV.	Band and Level: Executive Committee

V.	Annual salary: $400,000

a.	Effective 15 March 2017.

VI.	Additional stipend: $200,000

a.	Effective 27 February 2017.

b.	Paid bi-monthly through the Company’s normal payroll procedures, beginning with the first pay period occurring after the Effective Date.

c.	Temporary; paid until your appointment as permanent CFO, or a new CFO is appointed (“Newly Apppointed CFO”).

d.	As long as you remain employed by the Company, the stipend will remain in effect until 60 days following the first date of employment of a Newly Appointed CFO.

VII.	Promotional Bonus: $50,000

a.	Already paid at the time of promotion.

VIII.	Promotional Bonus: $200,000

a.	Rights to payment vests if you remain employed with the Company for 6 months following either your appointment as permanent CFO, or the appointment of a Newly

Appointed CFO, which will be paid in a lump sum payment at the end of such 6 month period.

b.	The promotional bonus will vest and be paid immediately in a lump sum payment upon your termination of employment by the Company other than “for cause” (defined below).

c.	The promotional bonus will not vest or be paid in the event of your voluntary termination of employment.

IX.	Promotional LTI: $350,000

a.	Grant date on or about July 18th, 2017 and pursuant to the Perrigo Company 2013 Long-term Incentive Plan (“LTIP”).

b.	Provided in RSUs vesting 50% 1 year from the date of grant and 50% 2 years from the date of grant.

X.	MIB/LTI Perf. Period: Calendar Year

a.
You will continue to be eligible to participate in the Company’s Annual Incentive Plan (also known as the Management Incentive Bonus “MIB” plan), which is a cash bonus plan. Your 2017 MIB target is 75% of eligible earnings in the calendar year; eligible earnings will include base salary and any additional stipend.

i.	The amount of 2017 MIB payout will be based on the aforementioned formula. The Company agrees that neither the Company nor the Board will unreasonably excercise negative discretion to the MIB payment.

ii.To the extent the Newly Appointed CFO’s first date of employment is in calendar 2018, the MIB target of 75% of eligible earnings, which includes base salary and any additional stipend, will remain in effect until 60 days after the Newly Appointed CFO first date of employment.

Your target will be annually evaluated by the Remuneration Committee as long as you remain an Executive Committee member.

b.
MIB payouts occur following the end of the calendar year during which they are earned and paid in accordance with the MIB plan. The Corporate MIB program is funded based on company performance; your actual payout is determined by the Remuneration Committee.

c.	You will continue to be eligible to participate in the LTIP. LTIP grants are made on the 5th trading day following the annual earnings release (usually in February or March).

XI.	Other conditions. During the Transition Period, defined below, you will also be eligible for certain severance benefits as follows:

a.
Under a new executive severance plan (the “Plan”), in the event of your termination without “cause” or “separation for good reason” (as defined in the Plan) during the period from the approval date of the Plan until 12 months after the date on which a successor to John T. Hendrickson commences employment as the Company’s Chief Executive Officer (the “Transition Period”), you will be entitled to severance in the amount of 1.5 times the sum of your then base salary, additional stipend, and target bonus, which shall be payable over an 18-month severance period in accordance with the Plan, and during the severance period the Company will continue to pay the employer portion of COBRA premiums. Consistent with the Company’s prior applicable severance plan already in effect, participating executives will also be entitled to a pro rata bonus payment based on actual performance for the year of termination and up to $25,000 of career transition assistance paid in a lump sum. For you “separation for good reason” will include the following: (i) if you are not selected as the permanent CFO by Mr. Hendrickson’s successor as CEO; or (ii) you are appointed permanent CFO following the appointment of Mr. Hendrickson’s successor as CEO and your appointment requires a relocation of over 75 miles from your current location of employment. The Plan will terminate at the end of the Transition Period other than any remaining payments required to be made under the Plan. For you, “cause” means: (a) the commission of an act which, if proven in a court of law, would constitute a felony violation under applicable criminal laws; (b) a breach of any material duty or obligation imposed upon the you by the Company or any Affiliate (as defined in the Plan); (c) divulging the Company’s or any Affiliate’s confidential information, or breaching or causing the breach of any confidentiality agreement to which you, the Company, or any Affiliate is a party; or (d) engaging or assisting others to engage in business in competition with the Company or any Affiliate.

b.
If you are terminated without “cause” or you “separate for good reason” during the Transition Period, your unvested service vesting equity awards outstanding under the Company’s LTIP will continue to vest per their original vesting schedules and, in the case of options, will remain outstanding for their original terms. Performance-based restricted stock units will vest based on actual performance at the end of the original performance periods.

i.
In the event of a “Change of Control” as defined in the LTIP (and any amendments, modifications, changes or successor documents), the unvested equity awards outstanding under the Company’s LTIP will vest in accordance with the provisions in the LTIP (and any amendments, modification, changes or successor documents).

c.
The above-described payments, benefits and equity award treatment in Section XI, are subject to you signing and not revoking a waiver and release of claims in a form acceptable to the Company that includes confidentiality, invention disclosure, non-disparagement, non-competition and non-solicitation provisions.

d.	Notwithstanding Section XI.a and XI.b of this letter, during your employment at the Company, you will be included in the employment classification of “Executive Vice

Presidents” under the Perrigo Company plc U.S. Severance Policy Amended and Restated Effective February 6, 2017 and the Perrigo Company plc Change in Control Severance Policy for U.S. Employees, Amended and Restated Effective, February 6, 2017 (and any subsequent amendments, modifications, changes or successor documents).

XII.
Code Section 409A Compliance. It is the Company’s intent that amounts paid under this letter will not constitute “deferred compensation” as defined under Code Section 409A and the 409A regulations because the amounts paid under this letter are structured to comply with the “short-term deferral” exception to Code Section 409A or the “severance pay” exception to Code Section 409A. However, if any amount paid under this letter is determined to be “deferred compensation” within the meaning of Code Section 409A and compliance with one or more of the provisions of this letter causes or results in a violation of Code Section 409A, such provision will be interpreted or reformed in the manner necessary to achieve compliance with Code Section 409A, including, but not limited to, the imposition of a six (6) month delay in payment to you following your termination that entitles you to a payment under this letter. All payments made upon termination of employment under this letter may only be made upon a “separation from service” as defined in Code Section 409A. In no event will the timing of your execution of a waiver and release agreement, directly or indirectly, result in your designating the calendar year of any severance payment, and if a payment that is subject to the execution of a waiver and release agreement could be made in more than one taxable year, payment will be made in the later taxable year. For purposes of Code Section 409A, the right to installment payments of severance will be treated as the right to a series of separate payments. The Company will indemnify you for any and all taxes, penalties, and interest from any violation of Code Section 409A arising from payments to you under this letter; any such indemnification payment will be paid to you no later than the calendar year next following the calendar year in which you remit the related taxes, penalties or interest.

XIII.
Assignment. You will not assign any rights, or delegate or subcontract any obligations, under this letter without the Company’s prior written consent. Any assignment in violation of this provision will be deemed null and void. The Company may assign its rights and obligations in this letter (i) to its parent company, to a wholly-owned subsidiary or to an affiliate of the Company, whether presently existing or formed after the date hereof, (ii) by operation of law in connection with a merger, consolidation or similar transaction involving the Company, and (iii) to the buyer in connection with a sale of all or substantially all of the assets of the Company. Subject to the limits on assignment stated above, this letter will inure to the benefit of, be binding on, and be enforceable against each of the parties hereto and their respective successors and assigns.

XIV.
Notices. All notices, requests, consents, claims, demands, waivers and other communications regarding this letter will be in writing and will be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. These communications must be sent to the respective parties at the addresses set forth on the first page of this letter (or to such other address that may be designated by a party from time to time in accordance with this Section).

XV.
Waiver. No waiver by any party of any of the provisions in this letter will be effective unless explicitly set forth in writing and signed by the party making the waiver. No waiver by any party will operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this letter will operate or be construed as a waiver thereof; nor will any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

XVI.
Governing Law, Jurisdiction, and Venue. Any claim, controversy, or dispute arising under or related to this letter will be governed by the laws of the State of Michigan, excluding choice of law principles. Each party irrevocably agrees that any legal action, suit or proceeding brought by or against it arising out of this agreement must be brought solely and exclusively in the United States District Court for the Western District of Michigan or in the state courts of the State of Michigan, Allegan or Kent County, and the parties irrevocably accept and submit to the sole and exclusive jurisdiction of each of the aforesaid courts in personam, generally and unconditionally with respect to any such legal action, suit or proceeding.

XVII.
Severability. If any provision of this letter is held by a court of law to be illegal, invalid or unenforceable, (a) that provision will be deemed amended to achieve as nearly as possible the same economic effect as the original provision, and (b) the legality, validity and enforceability of the remaining provisions of this letter will not be affected or impaired thereby.

XVIII.
Counterparts. This letter may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same letter. A signed copy of this letter delivered by facsimile, e-mail or other means of electronic transmission will be deemed to have the same legal effect as delivery of an original signed copy of this letter.

XIX.
Indemnification. For your service as an executive officer and employee of the Company, or in other such capacity as may be approved by the Board, you will be covered by any applicable indemnification provisions contained in the incorporation documents or memorandum and Articles of Association of the Company or any of its affiliates; provided, however, that you will not be indemnified with respect to any matter as to which you bring a cause of action against Company and/or as to which you shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that your actions were in the best interest of the Company and its subsidiaries and affiliates. The Company will maintain in effect Directors and Officers Insurance (and Errors and Omissions Insurance where appropriate) at its cost.

XX.
Remedies. In the event you bring an action to enforce this letter or any of the terms or provisions of this letter, the Company will reimburse you for reasonable out-of-pocket fees, costs and expenses (including reasonable attorneys’ fees and arbitration and/or mediation costs) actually paid by you in such action.

XXI.
Entire Agreement. This letter constitutes the sole and entire agreement between the parties with respect to the subject matter contained in the letter and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter. This letter may only be amended, modified or supplemented by an agreement in writing signed by you and the Chief Executive Officer of the Company or his delegate.

[Signature Page Follows]

You understand and agree that this acknowledgement is not a contract for employment and does not change the fact that you remain an at-will employee of the Company. This means that either you or the Company may terminate the employment relationship at any time for any or no reason.

Again, thank you for your continued service to the Company.

	Sincerely,		Acknowledgment:

By:	/s/ John Hendrickson	By:	/s/ Ron Winowiecki
	John Hendrickson		Ron Winowiecki
Chief Executive Officer
		Date:	7/18/2017

*Please sign and return a copy to Jim Michaud for placement in your personnel file. Please feel free to keep a copy for your records.